

December 31, 2020

Anthony Mack
Chief Executive Officer
Virpax Pharmaceuticals, Inc.
1554 Paoli Pike #279
West Chester, PA 19380

> **Re: Virpax Pharmaceuticals, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 16, 2020**
> **File No. 333-249417**

Dear Mr. Mack:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1

High-Density Molecular Masking Spray Formulation for the Prevention of Respiratory Viruses (MMS019), page 6

1.   We note your disclosure that the ex-vivo analysis demonstrated that MMS019 at non-toxic concentrations effectively hampered SARS-Cov-2 replication ex-vivo. Please revise this statement here and in the business section to eliminate conclusions or predictions that your product candidates are effective as determinations of efficacy are solely within the authority of the FDA.

<u>Nanomerics License Agreement, page 85</u>

2.   We note that under the Nanomerics License Agreement you are required to make royalty payments equal to a low double digit percentage of annual net sales of royalty qualifying products. Please revise your description of the royalty rate to provide a range that does not exceed ten percent.

You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Skolnick, Esq.